Exhibit 4.1

DESCRIPTION OF FAUQUIER BANKSHARES, INC.’S SECURITIES

As of December 31, 2019, the common stock of Fauquier Bankshares, Inc. (“Fauquier”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934.  The following summary description of the material features of the common stock of Fauquier does not purport to be complete and is subject to, and qualified in its entirety by reference to, Fauquier’s articles of incorporation and bylaws, each as amended.  For more information, refer to Fauquier’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

Fauquier is authorized to issue 8,000,000 shares of common stock, par value $3.13 per share.  Each share of Fauquier’s common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Fauquier’s common stock is listed on the Nasdaq Capital Market under the symbol “FBSS.” The transfer agent for Fauquier’s common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11209.

Dividends

Fauquier’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by Fauquier is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to prior rights of any outstanding preferred stock.

As a bank holding company, Fauquier’s ability to pay dividends is affected by the ability of The Fauquier Bank (the “Bank”), Fauquier’s bank subsidiary, to pay dividends to Fauquier. The ability of the Bank to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Fauquier, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Fauquier and after satisfaction of all liquidation preferences applicable to any outstanding preferred stock, all remaining assets of Fauquier available for distribution in cash or in kind.

Voting Rights

The holders of Fauquier’s common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

Fauquier’s board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment

Holders of shares of Fauquier’s common stock will not be entitled to preemptive rights with respect to any shares that may be issued. Fauquier’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Anti-takeover Provisions

Certain provisions of Fauquier’s articles of incorporation and bylaws may discourage attempts to acquire control of Fauquier. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that Fauquier’s board of directors did not approve.  These provisions include the following:

Classified Board of Directors. Fauquier’s articles of incorporation provide for classification of Fauquier’s board of directors into three separate classes, which may have certain anti-takeover effects.  For example, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the directors serving on Fauquier’s board of directors.

Board Vacancies. Virginia law and Fauquier’s articles of incorporation and bylaws provide that any vacancy occurring on Fauquier’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of Fauquier’s board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions.  Fauquier’s articles of incorporation state that certain business combination transactions must be approved by the affirmative vote of at least 85% of all shares of stock entitled to vote on the transaction when the other party to the transaction owns more than 20% of Fauquier’s voting stock, unless certain conditions are met.

No amendment to Fauquier’s articles of incorporation may change, repeal or make inoperative any of the provisions relating to cumulative voting, directors or certain business combinations unless such amendment is approved by at least 85% of the outstanding shares of its voting stock; provided, however, that this supermajority vote requirement does not apply if such amendment has been unanimously recommended to shareholders by Fauquier’s board of directors (i) at a time when no other entity beneficially owns, or, to the knowledge of any director, proposes to acquire, 20% or more of Fauquier’s voting stock, or (ii) if all such directors are “continuing directors” as defined in Fauquier’s articles.

Directors of Fauquier may be removed with or without cause, but only by the affirmative vote of the holders of at least 85% of the outstanding shares of its common stock.

No Cumulative Voting. Fauquier’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for Fauquier’s shareholders to elect nominees opposed by the board of directors.

Shareholder Meetings.  Pursuant to Fauquier’s bylaws, special meetings of shareholders may be called only by Fauquier’s chairman, chief executive officer, or a majority of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders’ meetings unless they are able to persuade the chairman, chief executive officer, or a majority of the board of directors to call a special meeting.

Shareholder Nominations and Proposals. Fauquier’s bylaws require a shareholder who intends to nominate a candidate for election to the board of directors, or to raise new business at an annual meeting of shareholders, to deliver written notice to the Secretary of Fauquier at least 120 days prior to the first anniversary of the date of Fauquier’s initial notice given for the preceding year’s annual meeting.  Fauquier’s bylaws require shareholders who desire to nominate any person for election as a director to provide Fauquier with certain information concerning the nominee and the proposing shareholder.  Similarly, a shareholder wishing to raise new business must provide certain information to Fauquier concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. These requirements may discourage Fauquier’s shareholders from submitting nominations and proposals.

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